Exhibit 3.7

ARTICLES OF INCORPORATION

OF

ARM Security, Inc.

I, the undersigned natural person over the age of eighteen (18) wars, acting as incorporator of a corporation under the Utah Revised Business Corporation Act, adopt the following Articles of Incorporation for such corporation.

ARTICLE I

The name of the Corporation is ARM Security, Inc.

ARTICLE II

The period of the Corporation’s duration is perpetual.

ARTICLE III

The purpose or purposes for which the Corporation is organized are to engage in all aspects of residential and commercial alarm sales. installation, monitoring. servicing. and any other lawful act or activity for which corporations may he organized under the Utah Revised Business Corporation Act.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue shall be 1,000 shares of common stock with a par value of One Dollar ($1.00) per share. All stock or this corporation shall be of the same class, common, and shall have the same rights and preferences. Fully paid stock of the Corporation shall not be liable to any call and is non-assessable.

ARTICLE V

The name and address of the Corporation’s initial registered agent is:

Name of Agent	Address of Registered Agent

Nathan B. Wilcox, Esq.	5132 North 300 West, Provo, Utah 84604

I hereby accept appointment as registered agent for ARM Security, Inc.

/s/ Nathan Wilcox
Nathan B. Wilcox, Esq.
Registered Agent

ARTICLE VI

The Corporation shall have a minimum of three (31 and a maximum of nine (91 directors as shall be set by the Bylaws of the Corporation. If however, the number of shareholders of the Corporation shall be less than three (31. the minimum number of directors shall be equal to the ‘lumber of shareholders. Until their successors arc duly elected and qualified, the original directors shall he the following:

Name	Address

Todd Petersen	5132 North 300 West Provo, Utah 84604

Keith Nellesen	5132 North 300 West Provo, Utah 84604

Shawn Brenchley	5132 North 300 West Provo, Utah 84604

Alex Dunn	5132 North 300 West Provo, Utah 84604

ARTICLE VII

A.     The Corporation shall have the right to purchase its own shares to the extent of its unreserved and unrestricted earned surplus and also to the extent of its unreserved and unrestricted capital surplus.

B.     The Board of Directors of the Corporation may designate such committee or committees as it determines in accordance with law to exercise such authority as the Board of Directors shall delegate in the resolution designating, such committee or committees.

C.     The shareholders shall not hack preemptive rights to acquire additional securities of the Corporation: and there shall be no cumulative voting by shareholders at any election of di lectors of the Corporation.

ARTICLE VIII

The name and address of each incorporator or the Corporation is as follows:

3

Name	Address

Nathan B. Wilcox	5132 North 300 West Provo, Utah 84604

ARTICLE IX

The liability of any directors or former directors of the Corporation is limited to the full extent permitted in Utah Code Ann. § 16-10a-841. Each past and present director, fiduciary, agent, officer or employee of the Corporation shall be indemnified by the Corporation to the full extent permitted in Utah Code Ann. §§ 16-10a-901 through 909.

IN WITNESS WHEREOF, the above-named incorporator has executed these Articles of Incorporation this 10th day of March , 2008.

/s/ Nathan Wilcox
Nathan B. Wilcox
Incorporator